Exhibit 99.1

Mobileye Announces First Quarter 2017 Financial Results

First Quarter 2017 Highlights:

•	Total revenue of $124.7 million, an increase of 66% over the same quarter last year
•	GAAP Net Income of $33.5 million; Non-GAAP Net Income of $60.0 million - an increase of 53% and 73% over the same quarter last year, respectively
•	GAAP fully diluted EPS of $0.14; Non-GAAP fully diluted EPS of $0.25
•	Generated GAAP net cash from operating activities of $56.6 million; Non-GAAP free cash flow of $41.2 million

JERUSALEM, Israel – June 1, 2017 – (NYSE: MBLY) – Mobileye N.V., the global leader in Advanced Driver Assistance Systems (“ADAS”) and autonomous driving technologies, today announced financial results for the first quarter ended March 31, 2017.

“Mobileye delivered solid first quarter results, growing both revenue and net income by over 50% on a year over year basis while generating cash at a high conversion rate,” said Ziv Aviram, co-founder, president, and chief executive officer of Mobileye. “Strategically, we added revenue visibility with new ADAS design wins, bolstered alliances with existing and new partners, and took a major step forward with our proprietary high-definition mapping product (REM™) by signing definitive collaboration agreements with several major automakers.”

“The pending acquisition of Mobileye by Intel will combine best-in-class technologies from both companies and accelerate delivery of a comprehensive value proposition for the automotive industry, while delivering compelling cash value to our shareholders,” Mr. Aviram noted.

First Quarter 2017 Financial Highlights

•	Revenue: Total revenue for the first quarter of 2017 was $124.7 million, compared to $75.2 million in the prior-year period, representing a 66% increase. Within total revenue, original equipment manufacturing (OEM) revenue was $94.5 million, compared to $61.4 million in the prior-year period representing a 54% increase. EyeQ chip volume increased to 2,032 thousand EyeQ units, compared to 1,322 thousand units in the prior-year period. EyeQ Average Selling Price (ASP) per unit for the first quarter of 2017 was $45.1, up from $44.2 during the same period last year. The increase in OEM revenues is the result of new launches and the roll-out of Mobileye technology to more models within existing programs compared to the same quarter last year. After market (AM) revenue contributed the remaining $30.2 million of total revenue for the first quarter of 2017 compared to $13.8 million in the prior-year period representing a 188% increase. The increase in Aftermarket revenues is primarily the year-over-year effect of sequential revenue increases we experienced over the course of 2016.

•	Net Income and Earnings per Share: GAAP net income for the first quarter of 2017 was $33.5 million, or $0.14 per diluted share. This compares to GAAP net income of $21.9 million, or $0.09 per diluted share for the prior-year period. GAAP net income for the first quarter of 2017 represents 26.9% of revenue compared to 29.1% for the prior-year period. GAAP results include share-based compensation expense, net of tax, of $19.9 million for the first quarter of 2017 compared to $12.8 million for the prior-year period. In addition, GAAP net income during the first quarter of 2017 included $6.5 million in expenses associated with the pending Intel transaction. The decline in profit margin is mainly the result of the incurrence of Intel transaction related expenses.

Non-GAAP net income for the first quarter of 2017 was $60.0 million, or $0.25 per share based on 238.9 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $34.7 million, or $0.15 per share based on 236.9 million weighted average diluted shares outstanding during the prior-year period. Non-GAAP net income for the first quarter of 2017 represents 48.1% of revenue, an increase in profitability compared to 46.2% for the prior-year period, which is the result of better gross margins and lower operating expenses as percentage of revenues. Non-GAAP net income excludes share-based compensation expense, expenses associated with the pending Intel transaction during the first quarter of 2017, and the applicable income tax effect. See the reconciliation information below for a more detailed discussion of this non-GAAP measure.

•	Cash and Cash Flow: As of March 31, 2017, Mobileye had cash and cash equivalents, restricted bank deposits, and marketable securities of $677.2 million, compared to $633.4 million as of December 31, 2016.

Mobileye generated $56.6 million in net cash from operating activities for the first quarter of 2017 compared to $32.5 million for the prior-year period. Mobileye generated $41.2 million in non-GAAP free cash flow for the first quarter of 2017 compared to $30.4 million for the prior-year period. Free cash flow generation during this quarter reflects the payment of the $12.9 million purchase price of the land for our new headquarters, as well as $6.1 million of transaction related expenses incurred in connection with the Intel transaction. Non-GAAP free cash flow represents GAAP net cash provided by operating activities minus capital expenditures. See the reconciliation information below for a more detailed discussion of this non-GAAP measure.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading "Non-GAAP Financial Measures." Mobileye has updated its reconciliation of GAAP to non-GAAP net income taking into account the Securities and Exchange Commission ("SEC") Staff guidance and added to the reconciliation the applicable tax effect on share-based compensation expense for all periods presented.

Acquisition of Land

In March 2017, Mobileye closed its purchase of land in Jerusalem, which we intend to use for the construction of a new R&D and innovation center (the “Mobileye Campus”) that also will host our headquarters. As a result of this transaction, Mobileye now owns 74% of the equity of a company called Azorei Kisalon (“Kisalon”) formed to own the land. This equity interest, together with a long-term lease agreement, and an agreement with the minority shareholders of Kisalon will enable us to build the Mobileye Campus. Subject to receipt of the necessary regulatory approvals, we intend to begin construction, and intend to invest approximately $195 million in the development of the Mobileye Campus.

Suspension of Conference Calls and Guidance

As announced on March 13, 2017, we entered into a purchase agreement with Intel Corporation (“Intel”) and Cyclops Holdings, Inc., a wholly owned subsidiary of Intel (the “Purchaser”) pursuant to which the Purchaser will offer to purchase all of the issued and outstanding ordinary shares of the Company, par value EUR 0.01 per share, for cash consideration (without interest and less applicable withholding taxes) of $63.54 per ordinary share (the “Offer”), as further detailed in the Tender Offer Statement and amendments filed by Intel with the Securities and Exchange Commission, the Schedule 14D-9 filed by the Company and the Company’s Notice of Annual General Meeting (“AGM”). The Company will hold the AGM on June 13, 2017.

In light of the pending transaction, the Company will not host an earnings conference call and will not provide guidance relating to its expected financial results for future periods.

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from more than 25 global automakers. The Company’s products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as "believes," "intends," "expects," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause the Company’s actual results to differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2016. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

In this release, we provide financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with those of other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income, net income, earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income. To arrive at our non-GAAP net income, we exclude share-based compensation, expenses associated with the pending Intel transaction during the first quarter of 2017 and the applicable income tax effect from our GAAP net income. We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of expenses associated with the pending Intel transaction and share-based compensation and the applicable income tax effect is appropriate because the uniqueness of the expenses associated with the pending Intel transaction and treatment of share-based compensation expense item may vary for reasons unrelated to our overall operating performance. These items are mostly non-deductible expense.;

•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operating results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Non-GAAP free cash flow. We define non-GAAP free cash flow as GAAP net cash provided by operating activities minus capital expenditures. Non-GAAP free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using non-GAAP free cash flow versus the GAAP measure of net cash provided by operating activities as a means of evaluating our company is that non-GAAP free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

Company Contact:

Dan Galves

CCO / SVP

Dan.Galves@mobileye.com

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	For the three months ended
	March 31,
	2017	2016
Revenue	$124,673	$75,207
Cost of revenue	30,255	18,548

Gross profit	94,418	56,659

Operating costs and expenses

Research and development, net	25,580	14,979
Sales and marketing	6,936	3,731
General and administrative	24,933	14,254

Total operating expenses	57,449	32,964

Operating profit	36,969	23,695

Interest income	1,625	1,171
Financial income, net	392	161

Profit before taxes on income	38,986	25,027

Taxes on income	(5,476)	(3,110)

Net income for the period	$33,510	21,917

Basic and diluted income per share:
Basic	$0.15	$0.10
Diluted	$0.14	$0.09

Weighted average number of ordinary shares (in thousands)
Basic	221,924	218,962
Diluted	238,920	236,938

MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (UNAUDITED)

(in thousands, except per share data)

	For the three months ended
	March 31,
	2017	2016

GAAP net income as reported	$33,510	$21,917

Non-GAAP adjustment:
Expenses recorded for share based compensation and expenses associated with the pending Intel transaction (1)
Cost of revenues	31	7
Research and development	5,264	2,341
Sales and marketing	397	54
General and administrative	21,438	10,703
Adjustment before income tax effect	27,130	13,105
Income tax effect	(674)	(276)
Total Non-GAAP adjustment	26,456	12,829

Non-GAAP net income	59,966	34,746

Non-GAAP net income per share
Basic	$0.27	$0.16
Diluted	$0.25	$0.15

Weighted average number of shares (in thousands)
Basic	221,924	218,962
Diluted	238,920	236,938

(1)	Expenses associated with the pending Intel transaction at the amount of $6.5 million were recorded during the first quarter of 2017 as part of general and administrative expenses.

MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(U.S. dollars in thousands)

	March 31,	December 31,
	2017	2016
Assets
Current assets
Cash and cash equivalents	$301,347	$277,996
Marketable securities	144,428	121,534
Trade account receivables, net	51,704	43,324
Inventories	55,524	57,016
Other current assets	17,968	15,998
Total current assets	570,971	515,868

Long-term assets
Marketable securities	228,249	230,696
Property, plant and equipment, net	32,176	18,333
Severance pay fund	13,861	12,606
Other assets	3,696	2,877
Total long-term assets	277,982	264,512
Total assets	$848,953	$780,380
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$45,168	$39,415
Employee related accrued expenses	8,429	6,860
Other current liabilities	12,907	12,374
Total current liabilities	66,504	58,649

Long-term liabilities
Accrued severance pay	18,027	16,228
Long-term tax liabilities	7,589	7,091
Total long-term liabilities	25,616	23,319

Total liabilities	92,120	81,968

Shareholders’ equity
Share capital	2,597	2,590
Additional paid-in capital	675,192	650,697
Accumulated other comprehensive loss	(315)	(724)
Accumulated Surplus	79,359	45,849
Total shareholders’ equity	756,833	698,412

Total liabilities and shareholders’ equity	$848,953	$780,380

MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	For the three months ended
	March 31,
	2017	2016
Cash flows from operating activities
Net income for the period	$33,510	$21,917
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,206	870
Exchange rate differences	(717)	(571)
Accrued severance pay	1,799	1,262
Loss (gain) from marketable securities	87	(35)
Loss from sale of property and equipment	43	-
Share-based compensation	20,601	13,105

Changes in asset and liabilities:
Trade accounts receivables, net	(8,380)	(9,506)
Other current assets	(815)	2,174
Inventories	1,492	2,298
Other long-term assets	(819)	(257)
Account payables and accrued expenses	6,004	247
Employee-related accrued expenses	1,569	1,007
Other current-liabilities	533	(285)
Long-term liabilities	498	235
Net cash provided by operating activities	56,611	32,461

Cash flows from investing activities
Change in restricted and short-term deposits	(6)	-
Proceeds from maturities / sales of marketable securities	43,697	23,423
Purchase of marketable securities	(63,822)	(24,113)
Severance pay fund	(537)	(571)
Proceeds from sale of property, plant and equipment	88	-
Purchase of property and equipment	(15,431)	(2,050)
Net cash used in investing activities	(36,011)	(3,311)

Cash flows from financing activities
Exercise of options	2,752	1,998
Net cash provided by financing activities	2,752	1,998

Increase in cash and cash equivalents	23,352	31,148

Balance of cash and cash equivalents at the beginning of the period	277,996	152,692
Exchange rate differences on cash and cash equivalents	(1)	189
Balance of cash and cash equivalents at the end of the period	$301,347	$184,029

MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES

TO FREE CASH FLOWS (UNAUDITED)

(in thousands)

	For the three months ended
	March 31,
	2017	2016

GAAP net cash from operating activities as reported	$56,611	$32,461

Capital Expenditures	(15,431)	(2,050)
Free Cash Flow	41,180	30,411

MOBILEYE N.V.

SUPPLEMENTAL INFORMATION (UNAUDITED)

(in thousands)

	For the three months ended
	March 31,
	2017	2016

OEM Revenue	$94,466	$61,440
Aftermarket Revenue	30,207	13,767
Total Revenue	$124,673	$75,207

Number of EyeQ units (in thousands)	2,032	1,322
EyeQ average selling price per unit	$45.1	$44.2